UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Third Quarter 2020 Operational Update

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THIRD QUARTER 2020 OPERATIONAL UPDATE

INCREASED PRODUCTION AND RESUMED DRILLING ACTIVITY

PRIORITIZING SHORT-CYCLE LOW-COST DEVELOPMENT AND EXPLORATION PROJECTS

START-UP DRILLING ON CPO-5 BLOCK

Bogota, Colombia – October 14, 2020 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced its operational update for the three-month period ended September 30, 2020 (“3Q2020”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Highlights

Increasing Production and Re-engaging Work Program

•	Consolidated oil and gas production of 38,845 boepd in 3Q2020, up 5% compared to 2Q2020

•	Reopening temporary shut-ins and resuming drilling campaign with three new wells put on production in the Llanos 34 block (GeoPark operated, 45% WI)

•	Producing approximately 40,000 boepd by the end of 3Q2020

•	Full-year 2020 work program of $65-75 million ($25-35 million during 2H2020) targeting 40,000-42,000 boepd annual average production and operating netbacks of $230-260 million assuming Brent of $35-40 per bbl[1]

•	Fully funded and flexible work programs, quickly adaptable to any oil price scenario

Capital Strength and Risk Management Levers

•	Combination of cost and investment reductions exceed $290 million across regional platform

•	$163 million of cash and cash equivalents as of September 30, 2020[2]

•	$75 million oil prepayment facility, with $50 million committed and no amounts drawn

•	$140.3 million in uncommitted credit lines[3]

•	Long-term financial debt maturity profile with no principal payments until September 2024

•	Continuously adding new hedges for the next 15 months

Health and Safety Actions and Results

•	Protocols, preventive measures and crisis response plans in place across six-country regional platform

•	Field teams sharply reduced to a minimum with back-up teams and contingencies in place to keep people working safely and production flowing

•	First company in the E&P sector to obtain Bureau Veritas certification on biosecurity protocols to mitigate and manage the impact of Covid-19 in GeoPark Colombia operations

•	GeoPark closely engaged with local communities implementing an extraordinary range of measures to fight Covid-19 with efforts coordinated at local, regional and federal levels to support and compensate for limited local resources

_________________________

1 Brent price assumption from July to December 2020, assuming a Brent to Vasconia differential averaging $5 per bbl.

2 Unaudited.

3 As of June 30, 2020 (unaudited).

Improving Overall Business

•	Streamlining business across portfolio to improve overall cost structure and take advantage of available synergies and new innovative technologies

•	Top to bottom review in all departments and capabilities – with reorganization of asset management team and offices across region

•	Released GeoPark's Environmental, Social and Governance ("ESG") report for 2019 prepared under the Global Reporting Initiative (GRI), available on the Company's website

Catalysts 4Q2020

•	CPO-5 block (GeoPark non-operated, 30% WI): Currently drilling the Indico 2 appraisal well to be followed by the Aguila 1 exploration well

•	Llanos 94 block (GeoPark non-operated, 50% WI): Re-entry into the Grulla 1 well

•	2021 Capital Allocation: GeoPark capital allocation process currently underway and 2021 work program and investment guidelines to be released in November with 3Q2020 results

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2020, as compared to 3Q2019:

	3Q2020			3Q2019
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	31,297	31,106	1,140	31,578	-1%
Chile	3,610	367	19,458	3,358	8%
Brazil	1,581	20	9,366	2,299	-31%
Argentina	2,357	1,382	5,850	2,384	-1%
Total	38,845	32,875	35,814	39,619	-2%
a)	Includes royalties paid in kind in Colombia for approximately 1,284 bopd in 3Q2020. No royalties were paid in kind in Brazil, Chile or Argentina.

Quarterly Production Evolution

(boepd)	3Q2020	2Q2020	1Q2020	4Q2019	3Q2019
Colombia	31,297	31,072	38,723	33,311	31,578
Chile	3,610	3,101	3,121	3,292	3,358
Brazil	1,581	679	1,290	2,799	2,299
Argentina	2,357	2,060	2,597	2,384	2,384
Total	38,845	36,912	45,731	41,786	39,619
Oil	32,875	32,504	40,861	35,456	33,693
Gas	5,970	4,408	4,870	6,330	5,926

Oil and Gas Production Update

Consolidated:

Overall oil and gas production decreased by 2% to 38,845 boepd in 3Q2020 from 39,619 boepd in 3Q2019, due to reopened shut-in production and limited drilling and maintenance activities during the quarter, partially offset by the addition of production from the recent Amerisur Resources Plc (“Amerisur”) acquisition in Colombia. Oil represented 85% of total reported production in 3Q2020 and 3Q2019.

Colombia:

Average net oil and gas production in Colombia remained steady at 31,297 boepd in 3Q2020 compared to 31,578 boepd in 3Q2019, reflecting the gradual reopening of temporary shut-ins, and limited drilling and maintenance activities, partially offset by the recent acquisition of Amerisur.

The Llanos 34 block averaged net production of 27,026 bopd (or 60,058 bopd gross) in 3Q2020, 86% of GeoPark’s net production in Colombia.

Development drilling in the Llanos 34 block:

•	Three new development wells were drilled and put on production in the Llanos 34 block during 3Q2020.

Appraisal and exploration drilling in the CPO-5 block:

•	In late September 2020, the operator spudded the Indico 2 appraisal well targeting the Une-LS3 formation. The Indico 2 well is located approximately 0.8 km northwest of the Indico 1 well.

•	The Indico oil field was discovered in December 2018 and, to date, continues showing strong reservoir performance from one single well, Indico 1, that in September 2020 achieved an average production of 5,169 bopd of light oil, with a cumulative production of over 2.9 million barrels of oil.

•	Civil works and other preliminary activities were carried out by the operator during 3Q2020 related to the Aguila exploration prospect, where drilling is expected to start in 4Q2020. The Aguila exploration prospect is located approximately 4.9 km southeast of the Indico 1 well.

Chile:

Average net production in Chile increased by 8% to 3,610 boepd, representing the highest quarterly average since 3Q2016. Higher production in 3Q2020 resulted from the successful development and strong reservoir performance of the Jauke gas field and the discovery of the Jauke Oeste gas field in the Fell block (GeoPark operated, 100% WI) in early 2020. The production mix during 3Q2020 was 90% gas and 10% light oil (compared to 79% gas and 21% light oil in 3Q2019).

Brazil:

Average net production in Brazil decreased by 31% to 1,581 boepd in 3Q2020 compared to 2,299 boepd in 3Q2019. However, compared to 2Q2020, Brazilian production increased by 133% due to higher demand in the Manati gas field (GeoPark non-operated, 10% WI). The production mix during 3Q2020 was 99% natural gas and 1% condensate (compared to 98% natural gas and 2% condensate in 3Q2019).

Argentina:

Average net production in Argentina remained flat and averaged 2,357 boepd in 3Q2020 (59% oil, 41% gas) compared to 2,384 boepd in 3Q2019 (66% oil, 34% gas), but increased by 14% compared to 2Q2020. During 3Q2020, the Company reopened temporary shut-ins affecting oil production in the El Porvenir block (GeoPark operated, 100% WI) and maintained stable production levels in the Aguada Baguales and Puesto Touquet blocks (GeoPark operated, 100% WI).

OTHER NEWS / RECENT EVENTS

COMMODITY RISK OIL MANAGEMENT CONTRACTS

GeoPark recently added new oil hedges further increasing its price risk protection over the next 15 months, now reaching 25,500 bopd in 4Q2020, 15,500 bopd in 1Q2021, 13,000 bopd in 2Q2021, and 4,500 bopd in 2H2021. Hedges include a portion providing protection to the Vasconia local marker in Colombia.

The Company has the following commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume (bopd)		Contract Terms ($ per bbl)
				Purchased Put or Fixed Price	Sold Put	Sold Call
4Q2020	Zero cost 3-way	Brent	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	Brent	2,000	55.0	45.0	65.2
	Zero cost 3-way	Brent	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	Brent	1,000	55.0	45.0	71.95
	Zero cost collar	Brent	5,000	31.7-32.0	N/A	40.0-40.3
	Zero cost collar	Brent	5,000	35.0	N/A	49.8-51.3
	Zero cost collar	Brent	2,500	35.0	N/A	45.1
	Zero cost collar	Vasconia	2,000	30.0	N/A	44.2
	Zero cost collar	Brent	2,500	40.0	N/A	50.3-50.4
1Q2021	Zero cost collar	Brent	7,500	35.0	N/A	50.3-53.8
	Zero cost collar	Brent	2,000	40.0	N/A	53.5-53.9
	Zero cost collar	Brent	3,500	37.0	N/A	50.0
2Q2021	Zero cost collar	Brent	5,000	35.0	N/A	51.7-55.0
	Zero cost collar	Brent	3,500	38.0	N/A	51.0
	Zero cost collar	Brent	2,000	40.0	N/A	53.5-53.9
	Zero cost collar	Brent	2,500	40.0	N/A	50.3-50.4
3Q2021	Zero cost collar	Brent	2,000	40.0	N/A	56.0
	Zero cost collar	Brent	2,500	40.0	N/A	50.4-50.5
4Q2021	Zero cost collar	Brent	2,000	40.0	N/A	56.0
	Zero cost collar	Brent	2,500	40.0	N/A	50.4-50.5

REPORTING DATES FOR 3Q2020 RESULTS AND WORK PROGRAM AND INVESTMENT GUIDELINES FOR 2021

GeoPark will report its 3Q2020 financial results on November 4, 2020, after the market close. In conjunction with the 3Q2020 results press release, GeoPark management will host a conference call on November 5, 2020 at 10:00 am (Eastern Standard Time) to discuss 3Q2020 financial results and the work program and investment guidelines for 2021.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/2770543/D46DCDE802A42ABE385B37543F22E6FC

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 2754509

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

ANP	Brazil’s National Agency of Petroleum, Natural Gas and Biofuels

Operating netback

Revenue, less production and operating costs (net of accrual of stock options and stock awards), selling expenses and realized portion of commodity risk management contracts. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%

PRMS	Petroleum Resources Management System

Sq km	Square Kilometer

WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the Covid-19 pandemic, expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: October 14, 2020